

June 14, 2012

<u>Via E-mail</u>
Robert Hoglund
Senior Vice President and Chief Financial Officer
Consolidated Edison, Inc.
Consolidated Edison Company of New York, Inc.
4 Irving Place
New York, NY 10003

     Re: Consolidated Edison, Inc.
            Consolidated Edison Company of New York, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2011
            Filed February 21, 2012
            File Nos. 001-14514 and 001-01217

Dear Mr. Hoglund:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                     Sincerely,

                     /s/ Andrew Mew

                     Andrew D. Mew
                     Accounting Branch Chief